UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

    Angiotech Pharmaceuticals, Inc.

(Name of Issuer)

    Common Stock, par value $0.01

(Title of Class of Securities)

    034918102

(CUSIP Number)

    December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 034918102
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) West Coast Asset Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,795,538
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,795,538
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 034918102
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) R. Atticus Lowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 200
	6.	SHARED VOTING POWER 2,795,538
	7.	SOLE DISPOSITIVE POWER 200
	8.	SHARED DISPOSITIVE POWER 2,795,538
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,738
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 034918102
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Lance W. Helfert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,795,538
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,795,538
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 034918102
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Paul J. Orfalea
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,795,538
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,795,538
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,795,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	The name of the issuer is Angiotech Pharmaceuticals, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1414 Avenue of the Americas, New York, New York 10019.

Item 2.

(a)	This Statement is being filed by (i) West Coast Asset Management, Inc., a California corporation (the “Investment Manager”); (ii) R. Atticus Lowe, a United States Citizen (“Lowe”); (iii) Lance W. Helfert, a United States Citizen (“Helfert”); and (iv) Paul J. Orfalea, a United States Citizen (“Orfalea”, and together with Lowe and Helfert, the “Principals”, and all of the foregoing, collectively, the “Filers”). Each of Lowe’s and Helfert’s principal occupation is serving on the investment committee of the Investment Manager. Orfalea’s principal occupation is involvement with a range of business ventures (including the Investment Manager) and not-for-profit organizations. The principal business of the Investment Manager is providing investment management services to West Coast Opportunity Fund, LLC, a private investment vehicle, and separately managed accounts, some of which are affiliated with the Reporting Persons (such accounts, the “Accounts”). The Accounts directly own all of the shares reported in this Statement (other than the 200 shares owned directly by Lowe). The Investment Manager and the Principals may be deemed to share (with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

(b)	The principal business office of the Filers is 1205 Coast Village Road, Montecito, California 93108.

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.
Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2009 and is based on 85,136,700 shares of Common Stock outstanding as of November 9, 2009, as reported in the Issuer’s Registration Statement on Form 10-Q filed on November 9, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT
PAUL J. ORFALEA

By:	/s/ DIANA PEREIRA
Name:	Diana Pereira
Title:	Chief Compliance Officer of the Investment Manager and Attorney-in-fact for each of the Principals

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement dated February 16, 2010

2	Power of Attorney dated January 15, 2009